Flora Growth Announces Pricing of $30 Million Public Offering

MIAMI, FLORIDA AND TORONTO, ONTARIO – November 19, 2021 -- Flora Growth Corp. (NASDAQ: FLGC) (“Flora” or the “Company”), a leading all-outdoor cultivator and manufacturer of global cannabis products and brands, today announced the pricing of an underwritten public offering of 10,000,000 units (the “Units”), with each Unit consisting of one common share and one-half warrant (the “Unit Warrants”), each whole Unit Warrant entitling the holder thereof to purchase one Common Share. The Units are being sold at a public offering price of $3.00 per Unit. The Unit Warrants will have an exercise price of $3.75 per share, will be immediately exercisable and will expire five years from the date of issuance. The offering is expected to close on November 23, 2021, subject to customary closing conditions.

A.G.P./Alliance Global Partners is the sole book-running manager for the public offering and BMO Capital Markets and Roth Capital Partners are acting as co-managers. MKM Partners is acting as a financial advisor to the Company. Flora has granted the underwriters a 45-day option to purchase up to 15% of the total number of Units to be offered by us pursuant to this offering (excluding Units subject to this option), solely for the purpose of covering over-allotments, if any, at the public offering price less the underwriting discount.

The offering is being made only by means of a prospectus. A copy of the final prospectus related to the offering may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com or by visiting EDGAR on the SEC’s website at www.sec.gov.

A registration statement relating to these securities was filed with the Securities and Exchange Commission and declared effective on November 18, 2021. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Flora Growth Corp.
Flora is building a connected, design-led collective, of plant-based wellness and lifestyle brands, that delivers the most compelling customer experiences in the world, one community at a time. As the operator of one of the largest outdoor cannabis cultivation facilities, Flora leverages natural, cost-effective cultivation practices to supply cannabis derivatives to its diverse business divisions of cosmetics, hemp textiles, and food and beverage.

Investor Relations Contact:
Evan Veryard
evan.veryard@floragrowth.com

Public Relations Contact:
Cassandra Dowell
+1 (858) 264-6600
flora@cmwmedia.com

For Underwriter Inquiries Please Contact:
Alliance Global Partners
Tel: (212) 624-2060+1 949 502 4408
Email:  prospectus@allianceg.com

Cautionary Statement Concerning Forward-Looking Statements
This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms.  In evaluating these forward-looking statements, you should consider various factors, including our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business.  These and other factors may cause our actual results to differ materially from any forward-looking statement.  Forward-looking statements are only predictions.  The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us.  We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, or the forward-looking events discussed in this document and other statements made from time to time by us or our representatives not occurring, except as may be required by applicable law.